[rue21 letterhead]

July 19, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Mr. David L. Orlic

Re:	rue21, inc.
Rule 13e-3 Transaction Statement on Schedule 13E-3
Filed on June 21, 2013 by rue21, inc., Apax VIII-A L.P.,
Apax VIII-B L.P., Apax VIII-1 L.P., Apax VIII-2 L.P. et al.
File No. 005-85129

Preliminary Proxy Statement on Schedule 14A
Filed on June 21, 2013
File No. 001-34536

Dear Mr. Orlic,

This letter is being furnished by rue21, inc., a Delaware corporation (“rue21” or the “Company”), in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 15, 2013 with respect to rue21’s Schedule 13E-3 (File No. 005-85129) (the “Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A (File No. 001-34536) (the “Proxy Statement”) that were filed with the Commission on June 21, 2013.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. Responses with respect to comments regarding information about Apax Partners, L.P. (“Apax”) are based on information provided by Apax, and responses with respect to comments regarding information about Perella Weinberg Partners LP (“Perella Weinberg”) are based on information provided by Perella Weinberg.

In addition, rue21 is hereby filing Amendment No. 1 (the “Amended Proxy Statement”) to the Proxy Statement and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule

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13E-3”). The Amended Proxy Statement and the Amended Schedule 13E-3 have each been revised to reflect rue21’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to the Amended Proxy Statement or the Amended Schedule 13E-3, as applicable, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of the Amended Proxy Statement and four copies of the Amended Schedule 13E-3, all of which have been marked to show changes from the initial filing of the Proxy Statement and the Schedule 13E-3, as applicable.

Rule 13e-3 Transaction Statement on Schedule 13E-3

General

1.	Please advise why Apax Partners, L.P., Apax VIII GP L.P. Inc., and Apax VIII GP Co. Limited are not filing persons on Schedule 13E-3. Please also disclose the persons who control Apax VIII GP Co. Limited and Parent, and advise why these persons are not filing persons. If Apax Partners, L.P. becomes a filing person, please also make similar disclosures regarding that entity. See General Instruction C to Schedule 13E-3.

Response: In response to the Staff’s comment, the Company has revised the Amended Schedule 13E-3 to include Apax VIII GP L.P. Inc. and Apax VIII GP Co. Limited as filing persons and to include the required disclosures for each entity. The Company respectfully advises the Staff that, based on information provided to the Company by representatives of the Apax entities, Apax Partners, L.P. is an advisor to each of Apax VIII-A L.P, Apax VIII-B L.P, Apax VIII-1 L.P, and Apax VIII-2 L.P (collectively, the “Funds”) under an investment advisory agreement with each of the Funds and does not have the power to direct investments of any of the Funds and does not control any of the Funds. Parent is controlled by Apax VIII GP Co. Limited, which in turn is controlled by its board of directors who make all investment decisions.

2.	We note the carve out for voting purposes of “Shares as otherwise agreed to in writing before the effective time of the Merger between Parent or its affiliates and the holder of such Shares.” Please confirm your understanding of Compliance and Disclosure Interpretation 201.06 relating to Going Private Transactions, which provides that target management can be engaged in a Rule 13e-3 transaction despite the fact that the terms of their future equity participation have not finalized.

Response: We respectfully advise the Staff that, after careful consideration of the Staff’s guidance in Compliance and Disclosure Interpretations (“C&DIs”) 201.01, 201.05 and 201.06, the Company has determined (as further described below) that, based on information available to the Company and information provided by representatives of the Apax entities, that the Senior Executive Officers (as defined below) are not affiliates engaged in the going-private transaction. Accordingly, the Company believes that target management, including the Senior Executive Officers are not Schedule 13E-3 filing persons in connection with the merger. As used in this response letter, the term “Senior Executive Officers” includes the members of the Company’s executive committee, which consists of

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Robert Fisch, Keith McDonough, Kim Reynolds, John Bugnar, Michael Holland, Mark Chrystal, Robert Thomson and Stacy Siegal.

Consistent with the Staff’s views expressed in C&DIs 201.01, 201.05 and 201.06, the determination that target management are not affiliates engaged in a 13e-3 transaction was based on a review of the facts and circumstances available to the Company, including information provided by representatives of the Apax entities, at the time of filing and the applicable Commission rules and guidance. As an initial matter, we note for the Staff that we have been advised that, not only have arrangements with target management not been finalized, but discussions regarding post-closing arrangements with management have not even begun. Also, as stated in Question 201.05, the resolution of whether management is engaging in a 13e-3 transaction is a facts and circumstances analysis and, in a case where the Staff did find management of an issuer that was taken private was required to file a Schedule 13E-3, “[a]n important aspect of the staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to ‘control’ the surviving company…” Question 201.01 states that additional factors to consider in assessing whether management is engaging in a 13e-3 transaction include: “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and representation of management on the board of the acquiror.” Question 201.06 suggests that a collective 20% stake in the surviving company’s equity after the consummation of an acquisition transaction pursuant to a contractual agreement with a financial buyer, regardless of whether such agreement was finalized at the time of the signing of the acquisition agreement, might cause management to be deemed to be engaged in that transaction for purposes of Rule 13e-3. For the reasons outlined below, we do not believe that the Senior Executive Officers are affiliates of Parent and therefore, we not believe that the Senior Executive Officers are engaged in a “Rule 13e-3 transaction”.

No material equity ownership by Senior Executive Officers in Parent or the surviving company

Under the terms of the Merger Agreement, all Company equity awards will be cashed out and cancelled, unless an alternative arrangement is reached between the holder and Parent or its affiliates. In addition, all shares of common stock of the Company issued and outstanding immediately prior to the effective time of the Merger, other than certain excluded shares, including shares as otherwise agreed to in writing between the holder and Parent or its affiliates, will be converted into the right to receive the per share merger consideration. As of the date of this fling, the Company has been advised that (a) no undisclosed or material discussions have taken place between the Senior Executive Officers and representatives of Parent or its affiliates with respect to terms and conditions of any potential equity participation plan or program, (b) no agreement, arrangement or understanding exists between Parent or its affiliates and the Senior Executive Officers regarding employment with, or the right to invest or participate in the equity of, the surviving corporation or Parent, and (c) no assurances have been made by Parent or its affiliates to any Senior Executive Officers regarding employment with, or the right to invest or participate in the equity of, the surviving corporation or

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Parent. Thus, in summary, unless one or more agreements are reached between Parent and the Senior Executive Officers prior to closing of the Merger, none of the Senior Executive Officers (if any such persons remain employed by the surviving corporation) will own any equity in the surviving corporation, Parent, or their affiliates. Given that as of the date of the Proxy Statement, the Senior Executive Officers held common stock and other equity awards representing approximately 8% of the common stock of the Company on a fully diluted basis, even if agreements are reached with all of the Senior Executive Officers to have all of such officers’ common stock and equity awards rolled over into equity of the surviving corporation, the resulting interest in the surviving corporation would be significantly below the 20% threshold indicated in Section 201.06 of the 13e-3 C&DIs—and clearly would not constitute control.

None of the Senior Executive Offices have agreements or arrangements to hold a seat on the surviving company’s board of directors

Following the consummation of the Merger, the surviving company will be a wholly owned subsidiary of Parent and will be controlled by Parent. While the Company has been advised that each Senior Executive Officer who remains employed by the surviving corporation in a management capacity may be involved in corporate affairs or manage designated corporate areas or operations of the surviving corporation after the Merger, each such Senior Executive Officer will be subject to the direction of the surviving corporation’s board of directors and will serve at the pleasure of such board of directors. Each Senior Executive Officer has a specifically defined and limited area of responsibility with respect to the Company and, the Company has been advised, will have a similarly defined and limited area of responsibility with respect to the surviving corporation. Additionally, the Merger Agreement provides that the existing board of directors of the Company will be replaced as of the closing, and, as the Company has been advised, Parent has not entered into any agreements or arrangements with any Senior Executive Officer regarding their serving on the board of directors of either the surviving corporation or Parent.

No significant increases in consideration for Senior Executive Officers

Other than the right to receive the per share merger consideration (or payment to cash out equity awards based thereon) as set forth in the Merger Agreement, the Company has been advised that there are no current plans or arrangements under which Senior Executive Officers will receive additional consideration or remuneration from Parent in connection with the Merger or otherwise. As a result, the Company does not believe that the contemplated consideration to be received by the Senior Executive Officers should result in the transaction being deemed a “Rule 13e-3 transaction.”

In summary, the Company respectfully submits that the Company’s management should not be characterized as affiliates engaged in a 13e-3 transaction because (i) such persons individually or collectively are not expected to hold a material amount of the surviving corporation’s equity securities,

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(ii) Parent has not entered into any agreements or arrangements with such persons regarding their serving on the board of the surviving corporation or Parent and (iii) such persons are not expected to otherwise be in a control relationship with the surviving corporation or Parent. Accordingly, such individuals have not been added as filing persons on the Amended Schedule 13E-3.

Preliminary Proxy Statement on Schedule 14A

General

3.	File your form of proxy, which must be filed at least 10 calendar days prior to the date definitive copies of the proxy statement and form of proxy are first sent or given to security holders. See Rule 14a-6(a).

Response: We respectfully advise the Staff that a form of proxy has been filed together with the Amended Proxy Statement.

4.	Mark your proxy statement and form of proxy “preliminary copies.” See Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, the Company has revised the proxy statement to add the mark “Preliminary Proxy Materials—Subject to Completion” above the cover letter and notice of special meeting. Also, the form of proxy filed together with the Amended Proxy Statement is marked “Preliminary Proxy Materials—Subject to Completion”.

5.	Please make the statement required by Item 1014(e) of Regulation M-A, or direct us to where this statement appears in your filing.

Response: In response to the Staff’s comment, the Company has expanded the disclosure under the heading “Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger” to include a statement to the effect that the merger agreement, the merger and the other transactions contemplated by the merger agreement were approved by a majority of the Company’s board of directors who are not employees of the Company.

Background of the Merger, page 9

6.	We note that the board of directors was provided with a discounted cash flow analysis prepared by an outside party on March 15, 2013. Please provide the disclosure required by Item 1015 of Regulation M-A with respect to this report. See In the Matter of Meyers Parking System, Inc., Release No. 34-26069 (September 12, 1988), and the Charles L. Ephraim no-action letter dated September 30, 1987.

Response: The Company respectfully submits that the discounted cash flow analysis prepared by an outside party on March 15, 2013 was not related to the proposed merger,

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and accordingly, is not the type of report, opinion or appraisal that would be subject to disclosure pursuant to Item 1015 of Regulation M-A. As disclosed in the proxy statement, such analysis was prepared to assist the Company’s board of directors in considering an expansion of the Company’s existing share repurchase program which was initially authorized on May 24, 2012. Such analysis did not relate to the consideration or the fairness of the consideration to be offered to security holders in the proposed merger or to the fairness of the proposed merger to the Company or its affiliates or to security holders who are not affiliates. Because such analysis was prepared for a purpose other than the consideration of the proposed merger by the Company’s board or the special committee, was not relied on by the Company’s board or the special committee in their deliberations regarding the proposed merger, and because, as noted in the proxy statement, such analysis failed to tax-effect operating earnings in its cash flow forecasts, the Company believes that providing detailed disclosure in the proxy statement of such analysis of the type contemplated by Item 1015 of Regulation M-A may be confusing and misleading to shareholders. Further, the Company respectfully notes that unlike the appraisal reports that served as a starting point for Bear Stearns’s analysis of the asset value of MPS that were at issue in In the Matter of Meyers Parking System, Inc., Release No. 34-26069 (September 12, 1998), the analysis referred to above did not serve as a basis for the financial analyses prepared by Perella Weinberg.

7.	We note the use of the term “excluded party period” on page 20. Please clarify your disclosure with respect to this term.

Response: In response to the Staff’s comment, the Company has revised the above-referenced disclosure.

Recommendation of the Special Committee and the Board of Directors…, page 23

8.	Please expand the first two bullet points appearing on page 23 to briefly identify the material considerations of the special committee with respect to these factors.

Response: In response to the Staff’s comment, the Company has expanded the above- referenced disclosure.

9.	With respect to the fourth bullet point on page 23, please provide all disclosure required by Item 1013(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has expanded the above-referenced disclosure.

10.	Please present the fairness determination of the board of directors with respect to unaffiliated security holders, rather than “stockholders (excluding the SKM Funds).”

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Response: In response to the Staff’s comment, the Company has revised the disclosure throughout to present such fairness determinations with respect to unaffiliated security holders, rather than “stockholders (excluding the SKM Funds)”.

11.	If the special committee did not perform its own going concern analysis, please revise your disclosure to disclose that the special committee specifically adopted the going concern analysis of the financial advisor. Alternatively, disclose why the special committee did not consider this factor.

Response: In response to the Staff’s comment, the Company has revised its disclosure under the heading “Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger” to include a statement to the effect that the special committee has relied upon the going concern analysis of Perella Weinberg.

12.	Please discuss in reasonable detail the material factors upon which the board of directors’ belief with respect to the fairness of the transaction is based. To the extent that the board of directors based its fairness determination on the analysis undertaken by others, the board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A.

Response: In response to the Staff’s comment, the Company has expanded its discussion of the material factors upon which the special committee’s belief is based with respect to the fairness of the transaction and added a statement on page 23 to the effect that the Company’s board of directors has adopted the analysis and discussion of the special committee as its own.

Equity Research Analyst Price Target Statistics, page 38

13.	Please disclose why Perella Weinberg found it necessary or advisable to discount analyst price targets for the cost of equity.

Response: In response to the Staff’s comment, the disclosure under the heading “Opinion of Financial Advisor to the Special Committee” has been revised to explain why price targets published by selected equity research analysts were discounted by Perella Weinberg for the cost of equity.

Other materials, page 46

14.	Please include the legend required by Item 1015(c) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has added a legend stating that the preliminary discussion materials described under the heading “Other Materials” will be made available for inspection and copying at the Company’s principal executive offices located at 800 Commonwealth Drive, Warrendale, PA 15086 during regular

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business hours by any interested equity security holder or representative who has been so designated in writing.

Prospective Financial Information, page 64

15.	Please disclose the October Long Range Plan projections and the November Long Range Plan projections.

Response: In response to the Staff’s comment, the Company has disclosed the October Long Range Plan projections and the November Long Range Plan projections under the heading “Prospective Financial Information”.

The Merger Agreement, page 96

16.	Please revise the entire second introductory paragraph to remove the implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws.

Response: In response to the Staff’s comment, the Company has revised the above-referenced disclosure.

Market Price of Common Stock and Dividends, page 135

17.	Please update the table appearing in this section as of the most recent practicable date.

Response: In response to the Staff’s comment, the table appearing under the heading “Market Price of Common Stock and Dividends” has been updated to include the quarterly period ended May 4, 2013. The Company confirms that it will include under the same heading the closing price of the Company’s common stock as of the most recent practicable date in the definitive proxy statement that will be mailed to shareholders.

Security Ownership of Certain Beneficial Owners and Management, page 136

18.	Please confirm that the Apax entities do not directly own any securities of rue21.

Response: The Company confirms that it has been advised by representatives of the Apax entities that the Apax entities do not directly own any securities of the Company.

Incorporation of Certain Documents by Reference, page 151

19.	Please cite the authority upon which you rely to forward incorporate by reference.

Response: In response to the Staff’s comment, the Company has revised the disclosure under “Incorporation of Certain Documents by Reference” to remove reference to the forward incorporation by reference of documents to be filed in the future.

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*    *    *    *

In connection with responding to the Staff’s comments, each filing person acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact David Fox at (212) 446-4994 or David Feirstein at (212) 446-4861, each of Kirkland & Ellis LLP, rue21’s outside counsel.

Sincerely,

/s/ Stacy Siegal
Stacy Siegal

Cc:	David Fox, Esq.
David Feirstein, Esq.
Richard Brand, Esq.